November 3, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Emerge Energy Services LP

Registration Statement on Form S-1, as amended

File No. 333-214237

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, we hereby withdraw our previous request for acceleration of the effective date of the above referenced Registration Statement by letter dated November 1, 2016, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Emerge Energy Services LP that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on November 4, 2016 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement during the period beginning November 3, 2016:

Electronic copies will be delivered or furnished to prospective underwriters, dealers, institutional investors and others.

In connection with the prospectus distribution, we have been informed by the participating underwriters that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. Morgan Securities LLC

As a representative of the several underwriters listed in Schedule I to the Underwriting Agreement

By:	J.P. Morgan Securities LLC

By	/s/ Geoffrey Paul
Authorized Officer

[Signature Page to Underwriters’ Acceleration Request]